UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 2)*

      RENTRAK CORPORATION
(Name of Issuer

     Common Stock, $.001 par value
(Title of Class of Securities)

     760174 10 2
(CUSIP Number)

     December 31, 2005
(Date of Event which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ____ Rule 13d-1 (b)

      ____ Rule 13d-1 (c)

         X     Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 760174 10 2	13G	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Paul A. Rosenbaum

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 520,150

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 520,150

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,150

10.	Check If the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.	Percent of Class Represented by Amount in Row (9) 4.7 percent

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 760174 10 2	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Rentrak Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

7700 N.E. Ambassador Place Portland, Oregon 97220

Item 1(b)	Name of Person Filing:

Paul A. Rosenbaum

Item 2(b)	Address of Principal Business Office or, if None, Residence:

7700 N.E. Ambassador Place Portland, Oregon 97220

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e)	CUSIP Number:

760174 10 2

Item 3	Not applicable

Item 4	Ownership

The following information is as of December 31, 2005:

(a)	Amount Beneficially Owned:

520,150 shares*

(b)	Percent of Class:

4.7 percent

CUSIP No. 760174 10 2	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 520,150*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 520,150*

(iv)	Shared power to dispose or to direct the disposition of: 0

*Includes 468,750 shares subject to stock options exercisable as of March 2, 2006.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of five percent of the class of securities, check the following [ X ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

CUSIP No. 760174 10 2	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 24, 2006
(Date)
/s/ Paul A. Rosenbaum
(Signature)
Paul A. Rosenbaum
(Name)

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)